UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

As at March 13, 2009

CIK # 1164771

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F.... X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: March 24, 2009

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.northerndynasty.com

NORTHERN DYNASTY LAUNCHES NEW WEBSITE

March 13, 2009, Vancouver, B.C. - Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE AMEX: NAK) announces that it has launched a new corporate website at www.northerndynasty.com to provide the investing public with detailed, up-to-date information on its business activities and core assets - in particular, its 50% interest in southwest Alaska's Pebble copper-gold-molybdenum project.

In July 2007, a wholly owned affiliate of Northern Dynasty and a wholly owned subsidiary of Anglo American plc established a 50:50 partnership to advance the Pebble Project toward permitting and operations. With the Pebble Limited
Partnership ("PLP" or the "Pebble Partnership") now in place in Anchorage, Alaska and Anglo American required to invest $1.425 billion to retain its 50% interest, Northern Dynasty is increasing its efforts to ensure that financial markets reflect the full value of the Company's assets.

"We've made tremendous progress with our partners over the past 18 months in establishing senior project leadership in Alaska and driving Pebble toward the completion of a Prefeasibility Study," said Northern Dynasty Minerals Limited President & CEO Ron Thiessen. "Now we have to make sure that the investment and financial community appreciates where the project stands, and the value that Northern Dynasty can generate from one of the world's most important copper and gold developments."

The new Northern Dynasty website presents extensive information on the Pebble deposit, including mineral resource models and geological exploration activities, as well as project engineering and permitting updates. Corporate information on Northern Dynasty and its development partners is also provided.

Thiessen said the website is part of a broader initiative to communicate Northern Dynasty's unique value to investors. "For example, Pebble is generally understood to be a copper project," he said, "and with an estimated 72 billion lb of copper, that understanding is fundamentally correct. But the significance of the mineral co-products at Pebble may not be so well understood.

"This is a deposit that contains an estimated 94 million oz of gold, making it one of the most significant accumulations of both copper and gold ever discovered. That underlying value must be understood and appreciated at a time when investors are flocking to gold as a safe haven and a hedge against inflation."

Since acquiring mineral rights to Pebble back in 2001, Northern Dynasty and subsequently the Pebble Partnership have expanded known mineral resources by 900%. An updated mineral resource estimate released December 4, 2008 indicates that, at a 0.30% copper equivalent (CuEQ) [1] cut-off, the Pebble deposit comprises:

•5.1 billion tonnes of Measured and Indicated Mineral Resources grading 0.77% CuEQ, and containing 48 billion pounds of copper, 57 million ounces of gold, and 2.9 billion pounds of molybdenum; and

•4.0 billion tonnes of Inferred Mineral Resources grading 0.55% CuEQ, containing 24 billion pounds of copper, 37 million ounces of gold and 1.9 billion pounds of molybdenum.

Some US$360 million has been invested in the Pebble Project since Northern Dynasty acquired the property in 2001, including US$180 million expended by Anglo American in 2007 and 2008. The Pebble Partnership expects to complete a Prefeasibility Study for the project and initiate project permitting under the National Environmental Policy Act in 2010.

With the current funding structure, Northern Dynasty is not expected to face any significant financial commitments until permitting is complete and project construction is underway. The company has a favorable cash position, with reserves of US$37 million, and a shareholder base that includes two of the largest mining and metals companies in the world. Rio Tinto currently holds 19.8% of NDM shares; Mitsubishi Corp. recently reported an increased share position of 11%.

For further details on Northern Dynasty, please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Ronald W. Thiessen
President & CEO

Sole Responsibility
No regulatory authority accepts responsibility for the adequacy or accuracy of this release.
Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

[1]Copper equivalent calculations used metal prices of US$1.80/lb for copper, US$800/oz for gold and US$10/lb for molybdenum, metallurgical recoveries of 91% for copper, 75% for gold and 90% for molybdenum in the Pebble West area and 93% for copper, 80% for gold and 94% for molybdenum in the Pebble East area. Revenue is calculated for each metal based on grades, recoveries and selected metal prices; accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery, as shown below:

CuEQ (Pebble West) = Cu % + (Au g/t x 75%/91% x 25.72/39.68) + (Mo % x 90%/91% x 220.46/39.68)
CuEQ (Pebble East) = Cu % + (Au g/t x 80%/93% x 25.72/39.68) + (Mo % x 94%/93% x 220.46/39.68).

Grade of Measured and Indicated Resources are 0.43% copper, 0.35 g/t gold and 256 ppm molybdenum and Grade of Inferred Resource is 0.27% copper, 0.29 g/t gold and 220 ppm molybdenum.